SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS
HELD ON MARCH 17, 2008

Date, Time and Place: March 17, 2008, at 08:00 a.m., at Rua Gomes de Carvalho, nº 1.629, 15º andar, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Vila Olímpia, CEP 04547-006, in the Capital of the State of São Paulo. Call Notices: Call Notice published in the issues dated 02/28, 02/29 and 03/01 of 2008 in the State of São Paulo Official Gazette and 02/28, 02/29 and 03/03 of 2008 in “Valor Econômico” newspaper. Attendance: Shareholders representing 100% (hundred per cent) of the voting capital stock of the Company, pursuant to the signatures appearing in the Shareholders Attendance Register. Chair of the Meeting: Mr. Henrique Constantino – Chairman; Ms. Claudia Karpat – Secretary. Agenda: To take resolutions on the following matters: (i) ratification, under the terms of article 256 of Law no. 6404/76, as amended (“Corporate Law”), of the acquisition of 100% of the shares of VRG Linhas Aéreas S.A.; (ii) approval of the Charter of the Statutory Fiscal Committee of the Company and (iii) approval of the Special Bonus Plan of the Company to the officers. Resolutions made by unanimous voting: After the necessary explanations were provided and the documents pertaining to the matters of the Agenda were reviewed, the shareholders approved the following, by unanimous vote, except for the abstentions noted below: (i) ratification, under the terms of article 256 of the Corporate Law, of the acquisition of 100% of the shares of VRG Linhas Aéreas S.A., which acquisition was made by GTI S.A., a subsidiary of the Company, under the terms of the Agreement for Purchase and Sale of the Share Control of VRG Linhas Aéreas S.A. and Other Covenants, entered into on March 28, 2007, of which the Company is a signatory in the capacity of intervening-consenting party; (ii) the Charter of the Statutory Fiscal Committee of the Company, in substantially the form of Annex I hereto, which is signed and initialed by the chairman and the secretary of the meeting, and is made an integral part of these Minutes for all purposes and (iii) the Special Bonus Plan of the Company to the executives of the Company, relating to the fiscal year of 2007 and 2008, which is signed and initialed by the chairman and the secretary of the meeting and filed at the Company’s headquarters. Explanations: The approval of the matter referred to in item (i) above does not confer the right of withdrawal to shareholders dissenting from such resolution, as set forth in article 256, paragraph 2, of the Corporate Law, since the Company’s shares meet the requirements of liquidity and dispersion provided for in article 137, II, of the Corporate Law. The shareholder Constantino de Oliveira Junior abstained from voting on item (iii) above. The documents related to the matters approved hereby were available to shareholders at the headquarters of the Company as of the date of the publication of the first call notice. Drawing-up and Reading of the Minutes: After the floor was offered to anyone who might wish to use it, and as nobody did so, the meeting was adjourned for the time necessary for these minutes to be drawn-up, and these minutes were subsequently read, confirmed and signed by all the attendees. These minutes were drawn-up in summary form, as provided for in Article 130, paragraph one, of Law no. 6404/76. São Paulo, March 17, 2008. Chair of the Meeting: Henrique Constantino – Chairman; Claudia Karpat – Secretary. I hereby certify that this is a true copy of the original minutes, which were drawn-up in the proper book.

São Paulo, March 17, 2008.

Henrique Constantino	Claudia Karpat
Chairman	Secretary

Annex I

INTERNAL BYLAWS

OF THE

STATUTORY FISCAL COMMITTEE

OF

GOL LINHAS AÉREAS INTELIGENTES S.A.

TABLE OF CONTENTS

I – Applicable Definitions	5
II - Nature	5
III - Composition	6
IV – Investiture in Office	6
V - Incumbency	7
VI - Meetings	8
VII – Right and Duties	10
VIII - Compensation	11
IX - Miscellaneous	11

I – Applicable Definitions

When used in these Bylaws, the following terms shall have the following meanings:

1.1. Company – means Gol Linhas Aéreas Inteligentes S.A., a corporation organized and existing under the laws of the Federative Republic of Brazil, with offices at Rua Gomes de Carvalho, 1.629, in the City of São Paulo, State of São Paulo, Federative Republic of Brazil (“GOL”).

1.2. CVM – means the Brazilian Securities and Exchange Commission.

1.3. Articles of Incorporation – means the articles of incorporation of GOL, as approved in the General Shareholders’ Meeting held on July 26, 2006, and all amendments hereinafter made thereto.

1.4. Corporate Act – means Law nº 6.404/76, as amended.

1.5. GOL’s Corporate Governance Rules: means the set of rules, guidelines and procedures related to the governance of the Company, as may be updated and amended from time to time, especially (i) these Bylaws, (ii) the bylaws of the Fiscal Committee; (iii) rules governing the relationship between GOL and its controlling shareholders; (iv) policy of disclosure of information to the market; (v) Company’s policy of disclosure of relevant act or fact; (vi) policy of trading of securities issued by the Company itself; (vii) rules on the evaluation and certification of the governance of the Company; and (viii) schedule of the Company’s corporate events.

II - Nature

2.1. The Statutory Fiscal Committee of GOL is a non-permanent collegiate body, acting independently from the board of executive officers and the board of directors, whose members are elected in compliance with the provisions in the Corporate Law and in the Articles of Incorporation, being governed by these Bylaws, as well as by the applicable laws.

2.2. The objective of the Statutory Fiscal Committee is to inspect the management of the company’s affairs, and to provide its opinion on certain matters related to the Company, always with the purpose of protecting the shareholders’ equity and profitability, as well as to assure them that the objectives set forth in the Articles of Incorporation are being met with due regard to ethic, equity and transparence principles .

2.3. The Statutory Fiscal Committee acts by understanding businesses, providing opinions and recommendations, preparing opinions, inspecting the management accounts and acts, as well as receiving accusations, in conformity with the powers and duties conferred upon it by law.

III - Composition posição

3.1. The Statutory Fiscal Committee shall comprise from three (03) to five (05) members and equal number of substitutive members, elected and dismissed by the General Shareholders’ Meeting.

3.2. The Statutory Fiscal Committee members shall be required to be acquainted with the Company’s business, field of activity and business practices, the best corporate governance practices and the Company’s accounting and finance.

3.3. The Statutory Fiscal Committee shall be installed upon shareholders’ request, with due regard to the provisions set forth by law, and shall remain installed until the next General Shareholders’ Meeting subsequent to its installation, being permitted the reelection of its members.

3.4. The Statutory Fiscal Committee shall appoint one president among its members, by majority vote, at the first meeting after its investiture or in case of resignation or vacancy, reelection being permitted for subsequent periods. The president of the Statutory Fiscal Committee shall act as coordinator and representative of such committee, without, however, preventing each member from acting individually.

3.5. In case of vacancy or impediment of any permanent member, for any reason, in the Statutory Fiscal Committee, the respective substitutive member shall be called.

3.6 In case of impediment or vacancy in the office of President of the Statutory Fiscal Committee, the Committee shall select the new president among its members.

IV – Investiture in Office

4.1. It is a prior condition for investiture in the Statutory Fiscal Committee that the Member signs the Instrument of Consent to the Regulation of Level 2 Differentiated Corporate Governance Practices of the São Paulo Stock Exchange – Bovespa.

4.2. The members of the Statutory Fiscal Committee shall be installed in their respective offices, upon signing the Instrument of Investiture, as drawn-up in the register of Minutes and Opinions of the Statutory Fiscal Committee.

4.3. The members of the Statutory Fiscal Committee, under the terms of CVM instruction no. 358, dated January 03, 2002, and as set forth in the Company’s Policy of Disclosure of Relevant Act or Fact, shall be required to notify the Investor Relations Officer of the Company and the latter to the CVM and, if the case may be, the Stock Exchange and the organized over-the-counter market entity in which the securities issued by the Company are admitted for trading, the amount, characteristics and the form of acquisition of securities issued by it and by its controlled or controlling companies, that are publicly-held companies, or referenced to such securities, held by them, as well as changes in their positions. Such notice shall be sent to the Company’s Investor Relations Officer immediately after the investiture in office, and not later than five (5) days after the end of the month in which the positions held by them is changed, showing the position balance in the period, in such manner that the Company’s Investor Relations Officer may notify the CVM, the Stock Exchange and the organized over-the-counter market entity in which the securities issued by the Company are admitted for trading within the period provided for in CVM Instruction no. 358, dated January 03, 2002, and as provided for in the Company’s Policy of Disclosure of Relevant Act or Fact.

V - Incumbency

5.1. It shall be incumbent upon the Statutory Fiscal Committee to:

(i) inspect, by any of its members, the acts of the directors and officers and to check the compliance with their legal and statutory duties;

(ii) provide opinion on the annual management report, causing any supplementary information deemed by it to be necessary or useful for resolutions of the general meetings to be included in its opinion;

(iii) provide opinion on the proposals of the management bodies, to be submitted to the general shareholders’ meeting, related to change in the capital stock, issuance of debentures or warrants, investment plans or capital budgets, distribution of dividends, transformation, merger, incorporation or spin-off;

(iv) inform, by any of its members, to the management bodies and, if they fail to take the required steps for protection of the interests of the Company, to the general shareholders’ meeting, the mistakes, frauds or crimes found out by them, and suggest useful actions to the Company;

(v) call the general shareholders’ meeting, if such call is delayed for more than one month by the management bodies, and the extraordinary meeting, whenever serious or urgent reasons occur, including the matters deemed to be necessary in the agenda of the meetings;

(vi) review, at least quarterly, the trial balance sheet and other financial statements prepared from time to time by the Company;

(vii) review the financial statements of the fiscal year and provide opinion on them;

(viii) exercise such duties, during the liquidation, having in consideration the special provisions governing it.

VI - Meetings

6.1. The Statutory Fiscal Committee shall meet, on a regular basis, at every three (3) months and, extraordinarily, whenever necessary.

6.2. The Statutory Fiscal Committee shall hold meetings with the attendance of the majority of its members.

6.3. The meetings of the Statutory Fiscal Committee may be called by any of its members, upon written notice, or by e-mail, under the terms provided in the draft form attached hereto as Annex I, delivered at least five (05) business days in advance, upon presentation of the agenda of the matters to be discussed and accompanied by the eventually necessary documents.

6.4. In case of urgency, the meetings of the Statutory Fiscal Committee may be called by any of its members without compliance with the term provided for in Clause 6.3 above, provided that all other members of the Statutory Fiscal Committee are unequivocally aware of the meeting.

6.5. Regardless of the formalities provided for in this clause, a meeting attended by all the members of the Statutory Fiscal Committee, either by themselves or by their representatives, shall be deemed to be regular.

6.6. The members, after being installed in office, shall hold a first meeting of the Statutory Fiscal Committee in order to set the schedule and frequency of the meetings to be held throughout their term of office, in conformity with the schedule of events of the company.

6.7. The meetings of the Statutory Fiscal Committee may be held through teleconference, videoconference or any other means of communication. Participation in such a conference shall be deemed as personal presence at the referred meeting. In this case, the members of the Statutory Fiscal Committee remotely participating in the meeting shall state and formally voice their opinion by letter, fac-simile or electronic mail, under the terms of the draft form attached hereto as Annex II.

6.8. At the end of the meeting minutes shall be drawn-up under the terms of the draft form attached hereto as Annex III, which shall be signed by all the members of the Statutory Fiscal Committee physically attending the meeting, and further transcribed in the Register of Minutes and Opinions of the Statutory Fiscal Committee of the Company. The minutes shall be drawn-up clearly, either in a detailed or brief form (according to the complexity of the matter), shall record all the opinions voiced, abstentions due to conflict of interests, responsibilities and terms, as well as dissenting opinions and relevant discussions, as so required. The opinions voiced by the members who participated in the meeting on a remote basis pursuant to Clause 6.7 above shall be equally recorded in the Register of Minutes and Opinions of the Statutory Fiscal Committee, the copy of the letter, fac-simile or electronic mail, as the case may be, containing the respective opinion of the Committee Member, be filed with Register just after the transcription of the minutes.

6.9. The meetings of the Statutory Fiscal Committee shall be presided over by the President of the Statutory Fiscal Committee who shall appoint the secretary of the meeting.

6.10. The meetings of the Statutory Fiscal Committee shall be held, preferably, at the head-office of the Company.

6.11. The Statutory Fiscal Committee may admit other participants in its meetings, for the purpose of providing explanations of any nature whatsoever.

6.12. Any member will be prevented from attending meetings of the Statutory Fiscal Committee or from having access to information related thereto if they relate to matters about which he has or represents a conflict interest with the Company’s interest.

6.13. The Statutory Fiscal Committee shall appoint one person who, acting as general secretary, will assist the President in the formal aspects, being responsible for:

(i) organizing the processes to be submitted to the Statutory Fiscal Committee;

(ii) sending to the members of the Statutory Fiscal Committee, at least five (05) business days in advance, the agenda of the meeting and a copy of the main documents related to each item of the Agenda, informing the Committee Member or Officer of the Company in charge for eventual explanations;

(iii) arranging for and sending to the members of the Statutory Fiscal Committee any information requested;

(iv) performing the works required for the reproduction and filing of minutes;

(v) keeping under his custody and responsibility the books and documents of the Statutory Fiscal Committee.

VII – Rights and Duties

7.1. The members of the Statutory Fiscal Committee shall have access, by written request to the Company, at the attention to the Investor Relations Officer, to all documents and information deemed by them to be necessary for the exercise of their duties, including to documents of the Board of Executive Officers and of the companies controlled by the Company, provided that they relate to their inspection duties and do not violate the secrecy obligation imposed by law.

7.1.1. The access by members of the Statutory Fiscal Committee to information must be counterbalanced by each Committee Member’s discretion and common sense, to the effect of requesting those materials that are necessary and relevant to his activity, acknowledging and avoiding excessive requests to the management.

7.2. The Statutory Fiscal Committee, in the performance of its duties, must also be careful not to interfere on decisions related to the management nor to interfere in the strategic direction of the Company, which duties are exclusively incumbent upon the Board of Executive Officers and the Board of Directors.

7.3. The members of the Statutory Fiscal Committee shall keep secrecy of the information to which they have privileged access, by reason of the office occupied by them, until its disclosure to the market, as well as shall cause their subordinated employees and third parties to do so, being jointly and severally liable with them.

7.4. The members of the Statutory Fiscal Committee may not trade in or provide investment advice or assistance with respect to securities issued by the Company.

7.5. In the event of resignation, dismissal or expiration of the term of office of a member of the Statutory Fiscal Committee, the prohibition provided for in item 7.4 above shall be extended for the period of one hundred and eighty (180) days after his dismissal from the office of member of the Statutory Fiscal Committee.

7.6. The Statutory Fiscal Committee shall send copies of the minutes of their meetings to the Board of Directors, the Board of Executive Officers and the Fiscal Committee.

7.7. The members of the Statutory Fiscal Committee shall be required to inform the President of any relevant change in their main duty, which may be likely to have a negative impact on his commitment to the shareholders of the Company and to the Statutory Fiscal Committee itself. The Statutory Fiscal Committee shall decide on the possibility of a Committee Member in such a condition to continue being a member of the Statutory Fiscal Committee or on the need to submit the matter of continuance of the referred member in the Statutory Fiscal Committee of the Company to decision of the General Shareholders’ Meeting.

VIII - Compensation

8.1. The overall compensation of the members of the Statutory Fiscal Committee shall be determined by the General Shareholders’ Meeting having elected them.

IX - Miscellaneous

9.1. These Bylaws may be amended at any time by resolution of the General Shareholders’ Meeting.

ANNEX I
Form of Call Letter

São Paulo, [date]. (at least 5 business days prior to the meeting)

To
Mr. [Committee Member’s name]
Member of the Statutory Fiscal Committee of
[•]

Re.: Call to the Meeting of the Statutory Fiscal Committee

Dear Mr. [Committee Member’s name],

I hereby call you to the Meeting of the Statutory Fiscal Committee of the Company to be held on [date], at [time], in the head-office located in [•], the city of [•], State of [•], in order to make resolutions on the following agenda:

[insert Agenda]

For evaluation of the matters to be discussed in the meeting, please find enclosed herewith copies of the following documents: [insert list of documents, if necessary].

Below is a description of the progress of the matters which still require a review by the Statutory Fiscal Committee:

Matter	Progress	Actions taken since the last updating	Terms/Estimated Conclusion	Comments
[xxxxx]	[xxxxx]	[xxxxx]	[xxxxx]	[xxxxx]

Very truly yours,

_________________________________________
[Name]
[Member of the Statutory Fiscal Committee]

ANNEX II
Form of Voiced Opinion

VOICED OPINION

To the President of the Meeting of the Statutory Fiscal Committee of GOL Linhas Aéreas Inteligentes S.A. held on [date]

[Committee Member’s name], member of the Statutory Fiscal Committee of [GOL Linhas Aéreas Inteligentes S.A.] (“Company”), hereby submits his SEPARATE VOTE in relation to the matters provided for in the agenda of the Meeting of the Statutory Fiscal Committee to be held on [date], at [time], for which he has been duly called.

1. [1st Matter of the Agenda]

[insert eventual comments and the vote]

2. [2nd Matter of the Agenda]

[insert eventual comments and the vote]

3. [Include other matters of the Agenda, if any]

Finally, the Committee Member requests this vote to be certified by the president of the meeting and [transcribed in its full contents] into the minutes drawn-up at the Meeting of the Statutory Fiscal Committee to be held on [date].

São Paulo, [date]

_________________________________________
[member of the Statutory Fiscal Committee]

ANNEX III

Form of Minutes of the Meeting of the Statutory Fiscal Committee

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

Minutes of the Meeting of the Statutory Fiscal Committee

On the [*] (*) day of [*], [*], at [*] hours, in the head-office of [•], located in [•], the City of [•], State of [•], a Meeting of the Statutory Fiscal Committee of GOL Linhas Aéreas Inteligentes S.A. was held, upon call notice dated [dated], with the attendance of Messrs. [*], representing [all / the majority of] the members of the Statutory Fiscal Committee, in order to make resolutions on the following Agenda: [*]. Upon the meeting being convened, Mr. [President of the Statutory Fiscal Committee] was elected president of the meeting and invited Mr. [*} to act as secretary of the meeting. Starting with the works, the Committee Members reviewed the items of the agenda, making the following resolutions by [unanimous / majority] vote: [*]. There being nothing else to be discussed with respect to the agenda, the President of the Statutory Fiscal Committee offered the floor to whom might wish to use the same and since nobody did so, he closed the meeting, at which time he determined these minutes to be drawn-up, which after having been read and approved were signed by all the attending members of the Statutory Fiscal Committee of [GOL Linhas Aéreas Inteligentes S.A.].

São Paulo, [date].

[Signatures of the Members present to the meeting]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.